

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 26, 2008

By U.S. Mail and Facsimile

Mr. Domenico Cecere
Chief Financial Officer
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended February 29, 2008**
> **Form 10-Q for the Fiscal Quarter Ended May 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed March 5, 2008**
> **File No. 001-09195**

Dear Mr. Cecere:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant